APPENDIX A:
INVESTMENT RISKS

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Sol's Barcade to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED OPERATING HISTORY

Sol's Barcade is a newly established entity and has no history for prospective investors to consider.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Sol's Barcade competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Sol's Barcade's core business or the inability to compete successfully against the with other competitors could negatively affect Sol's Barcade's financial performance.

CHANGES IN ECONOMIC CONDITIONS COULD HURT SOL'S BARCADE

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Sol's Barcade's financial performance or ability to continue to operate. In the event Sol's Barcade ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.